MASSACHUSETTS FINANCIAL SERVICES COMPANY
              500 Boylston Street, Boston, Massachusetts 02116-3741
                                 617 - 954-5000




                                        March 15, 2007

VIA EDGAR
United States Securities & Exchange Commission
100 F Street, N.E.
Washington, DC  20549

     Re:  Request for  Withdrawal  of  Registration  Statement  on Form N-14 for
          MFS(R)   Municipal  Series  Trust  File  No.   333-141302;   Accession
          No.0000950156-07-000173

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, the MFS Municipal Series Trust ("Registrant"), on behalf of MFS Municipal Income Fund, respectfully requests that the Securities and Exchange Commission (the
"Commission") consent to the withdrawal of the above captioned Form N-14 Registration Statement (File No. 333-141302) filed with the Commission at 17:26 PM on March 14, 2007 (the "Registration Statement").

     This request for withdrawal is being made because the Registrant inadvertently submitted the registration statement as a Form N-14 filing rather than a Form N-14/A filing. No securities were sold in connection with the Registration Statement.

     Registrant respectfully submits that a withdrawal of the Registration Statement is consistent with the public interest and the protection of investors in light of the circumstances described above. Any questions regarding this matter may be directed to Claudia Murphy at 617-954-5406 or the undersigned at 617-954-5843.

                                        Sincerely,



                                        BRIAN E. LANGENFELD
                                        Brian E. Langenfeld
                                        Counsel